EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Top management employees to take leave of absence

The following employees have taken leave of absence with effect form the 19th of

September 2005:

Nombulelo Moholi:	Chief Sales and Marketing Officer,
Oupa Magashula:	Group Executive: Human Resources, and
Belinda Williams:	Group Executive: Investor Relations.

For any Investor Relations queries please contact: Ian Timmerman

Tel : +27 12 311 5720

Email : timmerim@telkom.co.za

Pretoria

20 September 2005